UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                              Tristar Corporation.
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                                (Name of Issuer)

                     Common stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    77824107
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                                 (CUSIP Number)

                               William F. Bavinger
                                 Bryan Cave LLP
                700 Thirteenth Street, NW, Washington, D.C. 20005
                                 (202) 508-6000
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                October 21, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D
                                AMENDMENT NO. ___

CUSIP NO. 77824107

================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Ibrahim Ahmed Al-Musbahi,
   ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
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3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF, AF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        |_|
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Kingdom of Saudi Arabia
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                   7  SOLE VOTING POWER

NUMBER OF SHARES   -------------------------------------------------------------
                   8  SHARED VOTING POWER
BENEFICIALLY
                      1,000,000 shares
OWNED BY EACH      -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
REPORTING
                   -------------------------------------------------------------
PERSON WITH        10 SHARED DISPOSITIVE POWER

                      1,000,000 shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,000,000 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                                   |_|
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 7 Pages

                                  SCHEDULE 13D
                                AMENDMENT NO. ___

CUSIP NO. 77824107

================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Ahmed Ibrahim Al-Musbahi
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF, AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        |_|
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Kingdom of Saudi Arabia
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

NUMBER OF SHARES   -------------------------------------------------------------
                   8  SHARED VOTING POWER
BENEFICIALLY
                      1,000,000 shares
OWNED BY EACH      -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
REPORTING
                   -------------------------------------------------------------
PERSON WITH        10 SHARED DISPOSITIVE POWER

                      1,000,000 shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,000,000 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                                   |_|
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   5.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
--------------------------------------------------------------------------------

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 7 Pages

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the acquisition on October 21, 1996, of 1,000,000 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Tristar Corporation, formerly known as Ross Cosmetics Distribution Centers, Inc. (the "Issuer") by Ibrahim Ahmed Al-Musbahi. The Common Stock trades on the NASDAQ Small Cap Market. The Issuer is a Delaware corporation and has its principal executive offices located at 12500 San Pedro Avenue, Suite 500, San Antonio, TX 78216.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement on Schedule 13D is filed jointly by Ibrahim Ahmed Al-Musbahi and Ahmed Ibrahim Al-Musbahi.

     Mr. Ahmed Al-Musbahi is the father of Mr. Ibrahim Al-Musbahi. Mr. Ahmed Al-Musbahi's address is P.O. Box 20002, Jeddah 21455, Saudi Arabia. Mr. Ahmed Al-Musbahi is the managing director and owner of the Al-Musbahi Establishment, P.O. Box 20002, Jeddah 21455, Saudi Arabia.

     Mr. Ibrahim Al-Musbahi's address is P.O. Box 15674, Dubai, U.A.E.
Mr. Ibrahim Al-Musbahi is currently a student at Bowling Green State University, Bowling Green, Ohio.

     Mr. Ibrahim Al-Musbahi and Mr. Ahmed Al-Musbahi have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Ibrahim Al-Musbahi and Mr. Ahmed Al-Musbahi were not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and were not as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Both Mr. Ibrahim Al-Musbahi and Mr. Ahmed Al-Musbahi are citizens of the Kingdom of Saudi Arabia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The funds used in making the purchase were obtained from the personal resources of Mr. Ibrahim Al-Musbahi and Mr. Ahmed Al-Musbahi. The consideration for the purchase was $4.75 million, consisting of (i) forgiveness of $2,000,000 of debt owed to Mr. Ahmed Al-Musbahi by an affiliate of the Core Sheth Families and Starion International Limited; (ii) $2,400,000 in cash paid at the time of the sale by Mr. Ibrahim Al-Musbahi; and (iii) a promise by Mr. Ahmed Al-Musbahi to pay the balance of $350,000 to the Core Sheth Families and Starion.

                                Page 4 of 7 Pages

ITEM 4. PURPOSE OF TRANSACTION.

     The securities were acquired for investment. Neither Mr. Ibrahim Al-Musbahi nor Mr. Ahmed Al-Musbahi have any present plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of such securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies of the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The total number of shares of Common Stock purchased was 1,000,000. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 5.2% of the outstanding shares of Common Stock.

     (b) Mr. Ibrahim Al-Musbahi and Mr. Ahmed Al-Musbahi share the power to vote or direct the vote and power to dispose or direct the disposition of all such shares.

                                Page 5 of 7 Pages

     (c) Mr. Ahmed Al-Musbahi sold 201,000 shares of the Common Stock between September 25, 1996 and October 22, 1996 at an average price of $7.00 per share through the NASDAQ Market. Mr. Ahmed Al-Musbahi also sold 141,025 shares of the Common Stock to an individual on October 24, 1996 at a price of $7.00 per share in a private transaction. Neither Mr. Ibrahim Al-Musbahi nor Mr. Ahmed Al-Musbahi has effected any transaction in the Common Stock since October 24, 1996.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Messrs. Al-Musbahi.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In addition to the promise to pay the balance of the consideration for the shares of the Common Stock purchased as described in Item 3, Mr. Ibrahim Al-Musbahi and Mr. Ahmed Al-Musbahi have agreed to confer with each other prior to any disposition or voting of the shares of the Common Stock. Except for the understanding between Messrs. Al-Musbahi and the promise to pay the balance of the consideration, neither has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Written Agreement of the Reporting Persons as required by Rule 13d-1(f), relating to the filing of this statement on Schedule 13D.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     June 23, 1997.
                                        ----------------------------------------
                                                         (Date)

                                              /s/ Ibrahim Ahmed Al-Musbahi
                                        ----------------------------------------
                                                Ibrahim Ahmed Al-Musbahi

                                Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     June 23, 1997.
                                        ----------------------------------------
                                                         (Date)

                                                  /s/ Ahmed Al-Musbahi
                                        ----------------------------------------
                                                    Ahmed Al-Musbahi

                                Page 7 of 7 Pages

                                    EXHIBIT 1

     The undersigned agree that this Schedule 13D dated June 23, 1997, is being filed with the Securities and Exchange Commission on behalf of each of Ibrahim Ahmed Al-Musbahi and Ahmed Ibrahim Al-Musbahi.



                                              /s/ Ibrahim Ahmed Al-Musbahi
                                        ----------------------------------------
                                                Ibrahim Ahmed Al-Musbahi


                                              /s/ Ahmed Ibrahim Al-Musbahi
                                        ----------------------------------------
                                                Ahmed Ibrahim Al-Musbahi

Dated: June 23, 1997